Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

October 17, 2023

Benjamin Holt
Jeffrey Gabor
Shannon Menjivar
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc. Amendment No. 7 to Registration Statement on Form S-4 Filed October 5, 2023 File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 16, 2023 (the “Comment Letter”) regarding Amendment No. 7 to the Company’s Registration Statement on Form S-4 the “Sixth Amended Registration Statement”). Concurrent herewith, we are filing Amendment No. 8 to the Registration Statement reflecting the changes set forth below (the “Eighth Amended Registration Statement”). For ease of reference, we have reproduced the comments below in bold with our response following each comment.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS,

1.
We note that the pro forma statements of operations on pages 49 to 51 do not reflect in the Royalty column the restatement to record amortization expense on intangible assets for the six month period ended June 30, 2023 and therefore the amounts for Royalty Net loss do not agree with the net loss provided on page F-41. Please revise in an amended filing.

               Response:  The pro forma statements of operations on pages 49-51 have been revised in accordance with the Staff’s comment.

Royalty Interim Financial Statements, page F-40

2.
It appears the correction of the understatement errors of amortization expense on intangible assets are quantitatively material to your interim financial statements. As such, please revise your interim financial statements in an amended filing to disclose prominently, on the face of the interim financial statements, that they have been restated and additionally provide a note to the financial statements that thoroughly explains and quantifies the revisions made (showing the effect of the correction on each relevant financial statement line item) in accordance with Accounting Standards Codification (ASC) 250-10-50-7. In addressing this comment, be sure to give consideration to your restatement of both the 3-month and 6-month interim periods ended June 30, 2023 with respect to your income statements.

Response: The Financial Statements have been revised in accordance with the Staff’s comment.

NOTE 3B - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS OF DECEMBER 31, 2022, page F-66

3.
We note that you have restated your financial statements on pages F-59 through F-62 to correct errors related to your accounting for intangible assets whereby the restated financial statements now reflect the impact of recording amortization expense on intangible assets. Please revise your note 3A and/or 3B to disclose the nature of the error (e.g., understatement of amortization expense on intangible assets) and the effect of the correction on each financial statement line item on your various financial statements (e.g., Intangible assets, net of accumulated amortization, total assets and total stockholders' equity on your balance sheet, amortization expense of intangibles and net loss on your consolidated statements of operations, etc.). Reference is made to ASC 250-10-50-7. Please revise in an amended filing or otherwise advise.

Response: The footnotes have been revised in accordance with the Staff’s comment.

NOTE 7 - INTANGIBLE ASSETS, page F-68

4.
Please confirm that you will enhance your disclosure related to intangible assets to meet the requirements of ASC 350-30-50-2 for your future filings after the completion of your de-SPAC transaction. Additionally, in an amended filing on Form S-4, you may simply disclose within Note 7 the amount of estimated aggregate amortization on intangible assets for calendar year 2023.

Response: The Company hereby confirms that it will enhance its disclosure related to intangible assets to meet the requirements of ASC 350-30-50-2 for its future filings after completion of the de-SPAC transaction. The footnote has been revised in accordance with the Staff’s comment for 2023 aggregate amortization on intangible assets.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

Joan S. Guilfoyle
Senior Counsel